SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 08, 2016

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

8 March 2016

Smith & Nephew plc announces the following transactions by Directors and persons discharging managerial responsibilities ("PDMRs") in relation to conditional awards over shares:

1. PERFORMANCE SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

Name	Grant date	Director/PDMR	Number of shares subject to award shown at target vesting
Olivier Bohuon	07.03.2016	Director	73,310
Julie Brown	07.03.2016	Director	43,772
Rodrigo Bianchi	07.03.2016	PDMR	23,377
John Campo	07.03.2016	PDMR	19,449
Bradley Cannon	07.03.2016	PDMR	14,151
Michael Frazzette	07.03.2016	PDMR	25,868
Elga Lohler	07.03.2016	PDMR	12,838
Cyrille Petit	07.03.2016	PDMR	17,601
Matthew Stober	07.03.2016	PDMR	19,362
Glenn Warner	07.03.2016	PDMR	19,362

(i)      There are performance conditions attached to the vesting of performance share awards. These awards will vest on 7 March 2019, subject to the achievement of the performance conditions which are measured from 1 January 2016 to 31 December 2018.

(ii) The numbers of shares subject to the above awards are shown at target vesting. Should maximum vesting be achieved, participants will receive 2x the number of shares shown above.

(iii) Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

2. EQUITY INCENTIVE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

Name	Grant date	Director/PDMR	Number of shares subject to award
Olivier Bohuon	07.03.2016	Director	50,159
Julie Brown	07.03.2016	Director	25,342
Rodrigo Bianchi	07.03.2016	PDMR	22,270
John Campo	07.03.2016	PDMR	19,449
Bradley Cannon	07.03.2016	PDMR	11,578
Michael Frazzette	07.03.2016	PDMR	26,340
Elga Lohler	07.03.2016	PDMR	11,670
Cyrille Petit	07.03.2016	PDMR	17,601
Matthew Stober	07.03.2016	PDMR	17,602
Glenn Warner	07.03.2016	PDMR	21,520

(i)      The awards will normally vest in equal annual tranches over three years following the award date subject to continued achievement of objectives and employment. In the event that objectives are not met in any of the three years, the portion of shares due to vest on the following anniversary will lapse.

(ii) Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

3. CONDITIONAL SHARE AWARD UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

Name of PDMR	Number of Ordinary Shares under award	Date of Grant
Mike Frazzette	43,516 Ordinary Shares	7 March 2016

(i) The award will vest, subject to continued achievement of objectives and employment on 7 March 2019. In the event that objectives are not met the shares will lapse.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 08, 2016

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary